Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 333-67485, 333-57484, 333-87380, 333-90170, 333-105533, and 333-115335) pertaining to certain stock award, stock option, stock incentive, and stock bonus plans of McMoRan Exploration Co. and in the Registration Statements (Forms S-3 Nos. 333-95195 and 333-108408) of McMoRan Exploration Co., and in the related Prospectuses of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedule of McMoRan Exploration Co., McMoRan Exploration Co. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of McMoRan Exploration Co. included in this Form 10-K for the year ended December 31, 2004.

New Orleans, Louisiana
March 11, 2005